UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              September 24,
2018



  Via Email

  Michael J. Choate
  Proskauer Rose LLP
  Three First National Plaza
  70 West Madison
  Suite 3800
  Chicago, IL 60602-4342

          Re:     Inland Real Estate Income Trust, Inc.
                  Schedule 14D-9 filed September 21, 2018
                  SEC File No. 5-90632

  Dear Mr. Choate:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has reviewed the filing listed above. Our comment follows. All defined terms have the same meaning as in your filing, unless otherwise noted.

         Please respond to this letter promptly by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
  Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

  Item 4. The Solicitation or Recommendation

  1. We note the disclosure on page 5 of the Schedule 14D-9 stating that on September 5,
     2018, the Board authorized management to investigate converting the Company into a perpetual-life NAV REIT. Explain specifically why the Board believes this would
 Michael J. Choate, Esq.
Proskauer Rose LLP
September 24, 2018
Page 2


   increase the long-term value of the Company and how and why it factored into the
   Board's decision to reject the Tender Offer.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about this comment.



                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and
                                                            Acquisitions